The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

VERY SUBSTANTIAL ACQUISITION

The Directors of the Company hereby announce that on July 5, 2006 the Board had approved by written confirmation the Airbus Aircraft Acquisition Agreement, pursuant to which the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus for the purpose of acquiring 50 Airbus A320 series aircraft from Airbus on July 6, 2006.

The Directors believe that the acquisition of the Airbus Aircraft will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Transaction therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company’s shareholders under Rule 14.49 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Transaction. The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

The Directors of the Company collectively and individually warrant that the information set out in this announcement does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

The Board hereby announces that pursuant to article 134 of the articles of association of the Company, the Board considered and approved by way of written resolution the following resolutions:

(a)	the purchase of 50 Airbus A320 series aircraft by the Company from Airbus; and

(b)	the execution of the Airbus Aircraft Acquisition Agreement to purchase the 50 Airbus A320 series aircraft.

All 11 Directors participated in considering and approving the above written resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the People’s Republic of China and the Company’s articles of association.

On July 6, 2006, the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus, for the purpose of acquiring 50 Airbus A320 series aircraft from Airbus.

THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT

Date

July 6, 2006.

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)
Airbus SNC, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Airbus and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

50 Airbus A320 series aircraft

Consideration

According to the relevant market catalogue provided by Airbus, the aggregate catalogue price for the Airbus Aircraft is RMB26.526 billion (approximately US$3.316 billion). Such catalogue price includes the airframe price and engine price of the Airbus Aircraft.

The Airbus Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Airbus Aircraft, which is payable wholly in cash and determined after arm’s length negotiation between the parties, is lower than the catalogue price as provided by Airbus because of certain price concessions granted by Airbus to the Company in relation to the Airbus Aircraft, in the form of credit memoranda which the Company could use to purchase the Aircraft, spare parts, or any other goods or services from Airbus. Such credit memoranda were determined after arm’s length negotiation between the parties.

In respect of the Transaction, the Airbus Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Transaction. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Airbus Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Airbus to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Airbus Aircraft.

Taking into account all the factors relating to the purchase of aircraft by the Company, including the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to the Company in the Transaction is comparable with the price concessions that Company had obtained in each of the 2005 Airbus Aircraft Purchase. The Company believes that there is no material difference between the effect of the price concessions obtained in the Transaction and each of the 2005 Airbus Aircraft Purchase on the Company’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the acquisition of the Airbus Aircraft is payable by cash in installments. Further information in respect of payment terms will be disclosed in the circular containing the information required under the Listing Rules in relation to the Transaction to be circulated within 21 days after the publication of this announcement. The Airbus Aircraft will be delivered in stages to the Company during the period commencing from 2009 to 2010.

Source of funding

The Transaction will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Transaction.

Implications under the Listing Rules

The relevant percentage ratio for the Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%, based on the aggregate actual consideration for the Airbus Aircraft. The Transaction therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company’s shareholders under Rule 14.49 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Transaction.

The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

REASONS FOR THE TRANSACTION

The Directors believe that the acquisition of the Airbus Aircraft will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement. A notice to shareholders of the Company convening a general meeting of the shareholders to approve the Transaction will be dispatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

“2005 Airbus Aircraft	The acquisition by the Company from Airbus of (a) five Airbus A380 on April 21, 2005; and (b) ten Airbus
Purchase”	A330 aircraft on September 6, 2005.

“Airbus”	Airbus SNC, a company incorporated in Toulouse

“Airbus Aircraft”	50 Airbus A320 series aircraft

“Airbus Aircraft	the aircraft acquisition agreement dated July 6, 2006 pursuant to which the Company has agreed to acquire
Acquisition Agreement”	and Airbus has agreed to sell the Airbus Aircraft

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited

“Director(s)”	the director(s) of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the acquisition of Airbus Aircraft under the Airbus Aircraft Acquisition Agreement

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
July 6, 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Si Xian Min, Xu Jie Bo, Tan Wan Geng and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.